Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271703

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated May 12, 2023)

4,448,713 Shares of Common Stock

This prospectus supplement updates, amends, and supplements the prospectus dated May 12, 2023 (as amended and supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-271703).

This prospectus supplement is being filed to update, amend, and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 15, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock is traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ATNF”. On August 14, 2023, the last reported sale price for our common stock as reported on Nasdaq was $0.726 per share.

INVESTING IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. SEE THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is August 15, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number: 001-38105

180 LIFE SCIENCES CORP

(Exact name of registrant as specified in its charter)

Delaware	90-1890354
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000 El Camino Real Bldg. 4, Suite 200 Palo Alto, CA 94306	94306
(Address of principal executive offices)	(Zip Code)

(650) 507-0669

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ATNF	The NASDAQ Stock Market LLC (The NASDAQ Capital Market)
Warrants to purchase Common Stock	ATNFW	The NASDAQ Stock Market LLC (The NASDAQ Capital Market)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 11, 2023, 5,317,586 shares of common stock, par value $0.0001 per share, were issued and outstanding.

180 LIFE SCIENCES CORP. AND SUBSIDIARIES

FORM 10-Q

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

i

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

180 LIFE SCIENCES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(unaudited)
Assets
Current Assets:
Cash	$2,008,606	$6,970,110
Prepaid expenses and other current assets	925,780	1,958,280
Total Current Assets	2,934,386	8,928,390
Intangible assets, net	1,669,328	1,658,858
In-process research and development	9,063,000	9,063,000
Total Assets	$13,666,714	$19,650,248
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$836,990	$1,801,210
Accounts payable – related parties	53,257	-
Accrued expenses	2,499,645	2,284,516
Accrued expenses - related parties	287,420	188,159
Loans payable - current portion	588,216	1,308,516
Derivative liabilities	7,641	75,381
Total Current Liabilities	4,273,169	5,657,782

Loans payable – noncurrent portion	26,314	31,189
Deferred tax liability	2,651,428	2,617,359
Total Liabilities	6,950,911	8,306,330
Commitments and contingencies (Note 8)
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; (see designations and shares authorized for Series A, Class C and Class K preferred stock)
Class C Preferred Stock; 1 share authorized, issued and outstanding at June 30, 2023 and December 31, 2022	-	-
Class K Preferred Stock; 1 share authorized, issued and outstanding at June 30, 2023 and December 31, 2022	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; 5,317,586 and 3,746,906 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	532	375
Additional paid-in capital	125,466,190	121,637,611
Accumulated other comprehensive income	(2,900,127)	(2,885,523)
Accumulated deficit	(115,850,792)	(107,408,545)
Total Stockholders’ Equity	6,715,803	11,343,918
Total Liabilities and Stockholders’ Equity	$13,666,714	$19,650,248

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

180 LIFE SCIENCES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

Operating Expenses:
Research and development	$789,441	$446,358	$1,367,750	$1,105,297
Research and development - related parties	131,463	57,336	348,147	105,054
General and administrative	2,762,076	4,018,154	6,770,928	6,987,305
General and administrative - related parties	-	-	-	5,261
Total Operating Expenses	3,682,980	4,521,848	8,486,825	8,202,917
Loss From Operations	(3,682,980)	(4,521,848)	(8,486,825)	(8,202,917)

Other Income (Expense):
Interest expense	(11,606)	(7,355)	(23,162)	(14,769)
Interest (expense) income – related parties	-	(1,531)	-	3,031
Change in fair value of derivative liabilities	14,417	7,487,538	67,740	12,717,652
Change in fair value of accrued issuable equity	-	(17,520)	-	-
Total Other Income, Net	2,811	7,461,132	44,578	12,705,914
Net (Loss) Income Before Income Taxes	(3,680,169)	2,939,284	(8,442,247)	4,502,997
Income tax benefit	-	-	-	-
Net (Loss) Income	(3,680,169)	2,939,284	(8,442,247)	4,502,997

Other Comprehensive (Loss) Income:
Foreign currency translation adjustments	(15,267)	(1,908,051)	(14,604)	(2,636,132)
Total Comprehensive (Loss) Income	$(3,695,436)	$1,031,233	$(8,456,851)	$1,866,865

Basic and Diluted Net (Loss) Income per Common Share
Basic	$(0.70)	$1.72	$(1.88)	$2.64
Diluted	$(0.70)	$1.72	$(1.88)	$2.64

Weighted Average Number of Common Shares Outstanding:
Basic	5,231,293	1,705,629	4,493,319	1,704,320
Diluted	5,231,293	1,705,629	4,493,319	1,704,320

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

180 LIFE SCIENCES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(unaudited)

	For The Three and Six Months Ended June 30, 2023
			Additional	Accumulated Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income	Deficit	Equity
Balance - January 1, 2023	3,746,906	$375	$121,637,611	$(2,885,523)	$(107,408,545)	$11,343,918
Stock-based compensation	-	-	557,421	-	-	557,421
Comprehensive (loss) income:
Net loss	-	-	-	-	(4,762,078)	(4,762,078)
Other comprehensive income	-	-	-	663	-	663
Balance - March 31, 2023	3,746,906	$375	$122,195,032	$(2,884,860)	$(112,170,623)	$7,139,924
Issuance of April 2023 pre-funded and common warrants, net	-	-	2,337,706	-	-	2,337,706
Shares issued from exercise of April 2023 pre-funded warrants	1,170,680	117	-	-	-	117
Share issued in connection with April 2023 Offering, net	400,000	40	382,142	-	-	382,182
Stock based compensation	-	-	551,310	-	-	551,310
Comprehensive loss:
Net loss	-	-	-	-	(3,680,169)	(3,680,169)
Other comprehensive loss	-	-	-	(15,267)	-	(15,267)
Balance June 30, 2023	5,317,586	$532	$125,466,190	$(2,900,127)	$(115,850,792)	$6,715,803

	For The Three and Six Months Ended June 30, 2022
			Additional	Accumulated Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income	Deficit	Equity
Balance - January 1, 2022	1,701,799	$170	$107,187,371	$817,440	$(68,682,286)	$39,322,695
Shares issued for professional services to directors	2,566	1	149,717	-	-	149,718
Stock based compensation	-	-	596,467	-	-	596,467
Comprehensive income (loss):
Net income	-	-	-	-	1,563,713	1,563,713
Other comprehensive loss	-	-	-	(728,081)	-	(728,081)
Balance - March 31, 2022	1,704,365	$171	$107,933,555	$89,359	$(67,118,573)	$40,904,512
Shares issued for professional services to directors	2,229	-	60,627	-	-	60,627
Stock based compensation	600	-	795,052	-	-	795,052
Comprehensive income (loss):
Net income	-	-	-	-	2,939,284	2,939,284
Other comprehensive loss	-	-	-	(1,908,051)	-	(1,908,051)
Balance June 30, 2022	1,707,194	$171	$108,789,234	$(1,818,692)	$(64,179,289)	$42,791,424

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

180 LIFE SCIENCES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30,
	2023	2022
Cash Flows From Operating Activities
Net (Loss) Income	$(8,442,247)	$4,502,997
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Stock-based compensation:
Shares issued for services	-	210,345
Amortization of stock options and restricted stock units	1,108,731	1,391,519
Amortization of intangibles	50,322	63,422
Change in fair value of derivative liabilities	(67,740)	(12,717,652)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,064,604	(59,364)
Accounts payable	(1,029,637)	1,003,919
Accounts payable – related parties	53,257	-
Accrued expenses	186,447	(84,774)
Accrued expenses – related parties	89,529	85,124
Total adjustments	1,455,513	(10,107,461)
Net Cash Used In Operating Activities	(6,986,734)	(5,604,464)

Cash Flows From Financing Activities
Proceeds from sale of April 2023 Offering stock and warrants	2,999,882	-
Proceeds from exercise of April 2023 Offering pre-funded warrants	117	-
Payment of offering costs in connection with April 2023 Offering stock and warrants	(279,994)	-
Repayment of loans payable	(727,542)	(1,009,763)
Net Cash Provided By (Used in) Financing Activities	1,992,463	(1,009,763)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

180 LIFE SCIENCES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

(unaudited)

Effect of Exchange Rate Changes on Cash	32,766	14,960

Net Decrease In Cash	(4,961,505)	(6,599,267)
Cash - Beginning of Period	6,970,110	8,224,508
Cash - End of Period	$2,008,606	$1,625,241

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for income taxes	$-	$-
Cash paid during the period for interest expense	$14,518	$8,990

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

180 LIFE SCIENCES CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars)

(unaudited)

NOTE 1 - BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

180 Life Sciences Corp., formerly known as KBL Merger Corp. IV (“180LS”, or together with its subsidiaries, the “Company”), was a blank check company organized under the laws of the State of Delaware on September 7, 2016. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On November 6, 2020, a business combination was consummated following a special meeting of stockholders, where the stockholders of the Company considered and approved, among other matters, a proposal to adopt a Business Combination Agreement. Pursuant to the Business Combination Agreement, KBL Merger Sub, Inc. merged with 180 Life Corp. (f/k/a 180 Life Sciences Corp.) (“180”), with 180 continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Business Combination”). References to “KBL” refer to the Company prior to the November 6, 2020 Business Combination.

The Company is a clinical stage biotechnology company focused on the development of therapeutics for unmet medical needs in chronic pain, inflammation, fibrosis and other inflammatory diseases, where anti-TNF therapy will provide a clear benefit to patients, by employing innovative research, and, where appropriate, combination therapy. We have three product development platforms:

●	fibrosis and anti-tumor necrosis factor (“TNF”);

●	drugs which are derivatives of cannabidiol (“CBD”); and

●	alpha 7 nicotinic acetylcholine receptor (“α7nAChR”).

NOTE 2 - GOING CONCERN AND MANAGEMENT’S PLANS

The Company has not generated any revenues and has incurred significant losses since inception. As of June 30, 2023, the Company had an accumulated deficit of $115,850,792 and a working capital deficit of $1,338,783, and for the three and six months ended June 30, 2023, net losses of $3,680,169 and $8,442,247, respectively, and for the six months ended June 30, 2023, cash used in operating activities of $6,986,734. The Company expects to invest a significant amount of capital to fund research and development. As a result, the Company expects that its operating expenses will increase significantly, and consequently will require significant revenues to become profitable. Even if the Company does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Company cannot predict when, if ever, it will be profitable. There can be no assurance that the intellectual property of the Company, or other technologies it may acquire, will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed. The Company plans to undertake additional laboratory studies with respect to the intellectual property, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

The Company’s ability to continue its operations is dependent upon obtaining new financing for its ongoing operations. On April 5, 2023, the Company entered into a Securities Purchase Agreement with a certain purchaser in which the Company agreed to sell an aggregate of 0.4 million shares of common stock, pre-funded warrants to purchase up to an aggregate of approximately 1.2 million shares of common stock (“April 2023 Pre-Funded Warrants”), and common stock warrants to purchase up to an aggregate of approximately 1.6 million shares of common stock (the “April 2023 Common Warrants”), for gross proceeds of approximately $3.0 million (see Note 9 – Stockholders’ Equity for additional information).

Subsequent to the end of the current period, on August 9, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers in which the Company agreed to sell 666,925 shares of common stock, pre-funded warrants to purchase up to 3,948,460 shares of common stock (“August 2023 Pre-Funded Warrants”), and common stock warrants to purchase up to 4,613,385 shares of common stock (the “August 2023 Common Warrants”), for gross proceeds of approximately $3.0 million (see Note 11 – Subsequent Events for additional information).

The Company plans to continue to fund its losses from operations through future equity offerings, debt financing or other third-party fundings, which may be dilutive to existing stockholders. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to the Company. If the Company is unable to obtain such additional financing, the Company may have to curtail its development, marketing and promotional activities, which would have a material adverse effect on its business, financial condition and results of operations, and it could ultimately be forced to discontinue its operations and liquidate. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is defined as within one year after the date that the condensed consolidated financial statements are issued.

These condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to our ability to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies as set forth in the Company’s audited consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022 under Note 3 - Summary of Significant Accounting Policies, except as disclosed in this note.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting and as required by Regulation S-X, Rule 10-01. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including those which are normal and recurring) considered necessary for a fair presentation of the interim financial information have been included. When preparing financial statements in conformity with GAAP, the Company must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements. Actual results could differ from those estimates. Additionally, operating results for the three and six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for any other interim period or for the fiscal year ending December 31, 2023. For further information, refer to the financial statements and footnotes included in the Company’s annual financial statements for the fiscal year ended December 31, 2022, which are included in the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the condensed consolidated financial statements. The Company’s significant estimates and assumptions used in these condensed consolidated financial statements include, but are not limited to, the fair value of financial instruments warrants, options and equity shares, the valuation of stock-based compensation, and the estimates and assumptions related to impairment analysis of in-process research and development assets.

Certain of the Company’s estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company’s estimates and may cause actual results to differ from those estimates.

Foreign Currency Translation

The Company’s reporting currency is the United States dollar. The functional currency of certain subsidiaries was the British Pound (“GBP”) (1.2680 and 1.2098 GBP to 1 US dollar, each as of June 30, 2023 and December 31, 2022, respectively) for balance sheet accounts, while expense accounts are translated at the weighted average exchange rate for the period (1.2520 and 1.2571 GBP to 1 US dollar for each of the three months ended June 30, 2023 and 2022, respectively, and 1.2335 and 1.2995 GBP to 1 US dollar each for the six months ended June 30, 2023 and 2022, respectively). Equity accounts are translated at historical exchange rates. The resulting translation adjustments are recognized in stockholders’ equity as a component of accumulated other comprehensive (loss) income.

Comprehensive (loss) income is defined as the change in equity of an entity from all sources other than investments by owners or distributions to owners and includes foreign currency translation adjustments as described above. During the three months ended June 30, 2023 and 2022, the Company recorded other comprehensive loss of ($15,267) and ($1,908,051), respectively, as a result of foreign currency translation adjustments. During the six months ended June 30, 2023 and 2022, the Company recorded other comprehensive loss of ($14,604) and ($2,636,132), respectively, as a result of foreign currency translation adjustments.

Foreign currency gains and losses resulting from transactions denominated in foreign currencies, including intercompany transactions, are included in results of operations. The Company recognized ($1,467) and ($350) of foreign currency transaction losses for the three and six months ended June 30, 2023, respectively, and recognized $22 and ($120) of foreign currency transaction gains (losses) for the three and six months ended June 30, 2022, respectively. Such amounts have been classified within general and administrative expenses in the accompanying condensed consolidated statements of operations and comprehensive (loss) income .

Intangible Assets and In-Process Research and Development (“IP R&D”)

Intangible assets consist of licensed patents held by Katexco Pharmaceuticals Corp. (“Katexco”), a wholly-owned subsidiary of the Company, as well as technology licenses acquired in connection with the July 2019, corporate restructuring completed between the Company and each of 180 Therapeutics L.P. (“180 LP”), Katexco and CannBioRex Pharmaceuticals Corp. (“CBR Pharma”), pursuant to which each of 180 LP, Katexco and CBR Pharma became wholly-owned subsidiaries of the Company (the “Reorganization”). Licensed patents are amortized over the remaining life of the patent. Technology licenses represent the fair value of licenses acquired for the development and commercialization of certain licenses and knowledge. The technology licenses are amortized on a straight-line basis over the estimated useful lives of the underlying patents. It will be necessary to monitor and possibly adjust the useful lives of the licensed patents and technology licenses depending on the results of the Company’s research and development activities.

IP R&D assets represent the fair value assigned to technologies that were acquired on July 16, 2019 in connection with the Reorganization, which have not reached technological feasibility and have no alternative future use. IP R&D assets are considered to be indefinite-lived until the completion or abandonment of the associated research and development projects. During the period that the IP R&D assets are considered indefinite-lived, they are tested for impairment on an annual basis, or more frequently if the Company becomes aware of any events occurring or changes in circumstances that indicate that the fair value of the IP R&D assets are less than their carrying amounts. If and when development is complete, which generally occurs upon regulatory approval, and the Company is able to commercialize products associated with the IP R&D assets, these assets are then deemed definite-lived and are amortized based on their estimated useful lives at that point in time. If development is terminated or abandoned, the Company may record a full or partial impairment charge related to the IP R&D assets, calculated as the excess of the carrying value of the IP R&D assets over their estimated fair value.

As of December 31, 2022, the carrying amount of the IP R&D assets on the balance sheet was $12,405,084 (which consists of carrying amounts of $1,462,084 and $10,943,000 related to the Company’s CBR Pharma subsidiary and its 180 LP subsidiary, respectively). Per the valuation obtained from a third party as of year-end, the fair market value of the Company’s IP R&D assets was determined to be $9,063,000 (which consisted of fair values of $0 and $9,063,000 related to the Company’s CBR Pharma subsidiary and 180 LP subsidiary, respectively). As of that measurement date, the carrying values of the CBR Pharma and 180 LP subsidiaries’ assets exceeded their fair market values by $1,462,084 and $1,880,000, respectively. As such, management determined that the consolidated IP R&D assets were impaired by $3,342,084 and, in order to recognize the impairment, the Company recorded a loss for this amount during the fourth quarter of 2022, which appeared as a loss on impairment to IP R&D assets on the income statement. This reduced the IP R&D asset balances of its CBR Pharma subsidiary and its 180 LP subsidiary to zero and $9,063,000, respectively, as of December 31, 2022; and the total consolidated IP R&D asset balance was $9,063,000 after impairment.

As of June 30, 2023, the carrying amount of the IP R&D assets on the balance sheet was $9,063,000 (which consists of a balance related to the Company’s 180 LP subsidiary); the Company typically assesses asset impairment on an annual basis unless a triggering event or other facts or circumstances indicate that an evaluation should be performed at an earlier date. At the end of the current period, the Company assessed general economic conditions, industry and market considerations, the Company’s financial performance and all relevant legal, regulatory, and political factors that might indicate the possibility of impairment and concluded that, when these factors were collectively evaluated, it is more likely than not that the asset is not impaired. The Company and its management will continue to perform intangible assets and IP R&D assets impairment testing on an annual basis, or as needed if there are changes to the composition of its reporting unit or facts or circumstances are present which indicate the possibility of impairment.

Net (Loss) Income Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding, plus the number of additional common shares that would have been outstanding if the common share equivalents had been issued (computed using the treasury stock or if converted method), if dilutive.

The following table details the net income (loss) per share calculation, reconciles between basic and diluted weighted average shares outstanding, and presents the potentially dilutive shares that are excluded from the calculation of the weighted average diluted common shares outstanding, because their inclusion would have been anti-dilutive:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Numerator:
Net (loss) income	$(3,680,169)	$2,939,284	$(8,442,247)	$4,502,997

Weighted average shares outstanding (denominator for basic earnings per share)	5,231,293	1,705,629	4,493,319	1,704,320

Weighted average shares and assumed potential common shares (denominator for diluted earnings per share, treasury method)	5,231,293	1,705,629	4,493,319	1,704,320

Basic earnings per share	$(0.70)	$1.72	$(1.88)	$2.64
Diluted earnings per share	$(0.70)	$1.72	$(1.88)	$2.64

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding, because their inclusion would have been anti-dilutive:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Options	147,956	162,957	147,956	162,957
Warrants	5,006,408	557,696	5,006,408	557,696
Total potentially anti-dilutive shares	5,154,364	720,653	5,154,364	720,653

Warrant, Option and Convertible Instrument Valuation

The Company has computed the fair value of warrants and options using a Black-Scholes model. The expected term used for warrants is the contractual life and the expected term used for options issued is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the “simplified” method to develop an estimate of the expected term of “plain vanilla” option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of the instrument being valued, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification (ASC) Topic 740 “Income Taxes” (“ASC 740”).

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

The Company utilizes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Subsequent Events

The Company has evaluated events that have occurred after the balance sheet date but before these condensed consolidated financial statements were issued. Based upon that evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed in Note 11 - Subsequent Events.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
Insurance	$481,141	$1,027,292
Research and development expense tax credit receivable	53,686	546,563
Professional fees	355,156	310,017
Value-added tax receivable	10,163	48,774
Income taxes	25,634	25,634
	$925,780	$1,958,280

NOTE 5 - ACCRUED EXPENSES

Accrued expenses consist of the following as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
Consulting fees	$568,550	$531,829
Professional fees	125,000	3,945
Litigation accrual (1)	68,119	125,255
Employee and director compensation	1,232,671	1,558,024
Research and development fees	436,078	22,023
Interest	62,095	36,422
Other	7,132	7,018
	$2,499,645	$2,284,516

(1)	See Note 8 - Commitments and Contingencies, Legal Matters.

As of June 30, 2023 and December 31, 2022, accrued expenses - related parties were $287,420 and $188,159, respectively. See Note 10 - Related Parties for details.

NOTE 6 - DERIVATIVE LIABILITIES

The following table sets forth a summary of the changes in the fair value of Level 3 derivative liabilities (except the Public SPAC Warrants as defined below, which are Level 1 derivative liabilities) that are measured at fair value on a recurring basis:

	Warrants
	Public	Private
	SPAC	SPAC	PIPE	Other	Total
Balance as of January 1, 2023	$31,625	$1,256	$42,100	$400	$75,381
Change in fair value of derivative liabilities	(21,390)	(1,005)	(30,600)	(328)	(53,323)
Balance as of March 31, 2023	$10,235	$251	$11,500	$72	$22,058
Change in fair value of derivative liabilities	(4,600)	(251)	(9,500)	(66)	(14,417)
Balance as of June 30, 2023	$5,635	$-	$2,000	$6	$7,641

The fair value of the derivative liabilities as of June 30, 2023, and December 31, 2022 was estimated using the Black Scholes option pricing model, with the following assumptions used:

June 30, 2023
Risk-free interest rate	4.62% - 5.40%
Expected term in years	1.09 – 2.65
Expected volatility	100.0% - 112.5%
Expected dividends	0%
Market Price	$1.17

December 31, 2022
Risk-free interest rate	2.30% - 4.50%
Expected term in years	1.59 – 3.90
Expected volatility	76.0% - 105.0%
Expected dividends	0%
Market Price	$3.39

SPAC Warrants

Public SPAC Warrants

Participants in KBL’s initial public offering received an aggregate of 11,500,000 Public SPAC Warrants (“Public SPAC Warrants”), all of which are outstanding as of June 30, 2023. Each Public SPAC Warrant entitles the holder to purchase one-fortieth of one share of the Company’s common stock at an exercise price of $5.75 per 1/40th of one share, or $230.00 per whole share, subject to adjustment. No fractional shares will be issued upon exercise of the Public SPAC Warrants; the Public SPAC Warrants are currently exercisable and will expire on November 6, 2025, or earlier upon redemption or liquidation. Management has determined that the Public SPAC Warrants contain a tender offer provision which could result in the Public SPAC Warrants settling for the tender offer consideration (including potentially cash) in a transaction that didn’t result in a change-in-control. This feature results in the Public SPAC Warrants being precluded from equity classification. Accordingly, the Public SPAC Warrants are classified as liabilities measured at fair value, with changes in fair value each period reported in earnings. The Public SPAC Warrants were revalued on June 30, 2023 at $5,635, which resulted in decreases of $4,600 and $25,990 in the fair value of the derivative liabilities during the three and six months ended June 30, 2023, respectively. The Public SPAC Warrants were revalued on June 30, 2022 at $1,838,850, which resulted in decreases of $4,357,350 and $6,210,000 in the fair value of the derivative liabilities during the three and six months ended June 30, 2022, respectively.

Private SPAC Warrants

Participants in KBL’s initial private placement received an aggregate of 502,500 Private SPAC Warrants (“Private SPAC Warrants”), all of which are outstanding as of June 30, 2023. Each Private SPAC Warrant entitles the holder to purchase one-fortieth of one share of the Company’s common stock at an exercise price of $5.75 per 1/40th of one share, or $230.00 per whole share, subject to adjustment. No fractional shares will be issued upon exercise of the Private SPAC Warrants; the Private SPAC Warrants are currently exercisable and will expire on November 6, 2025, or earlier upon redemption or liquidation. Management has determined that the Private SPAC Warrants contain a tender offer provision which could result in the Private SPAC Warrants settling for the tender offer consideration (including potentially cash) in a transaction that didn’t result in a change-in-control. This feature (amongst others) results in the Private SPAC Warrants being precluded from equity classification. Accordingly, the Private SPAC Warrants are classified as liabilities measured at fair value, with changes in fair value each period reported in earnings. The Private SPAC Warrants were revalued on June 30, 2023 at $0, which resulted in decreases of $251 and $1,256 in the fair value of the derivative liabilities during the three and six months ended June 30, 2023, respectively. The Private SPAC Warrants were revalued on June 30, 2022 at $30,150, which resulted in decreases of $185,925 and $437,175 in the fair value of the derivative liabilities during the three and six months ended June 30, 2022, respectively.

PIPE Warrants

On February 23, 2021, the Company issued five-year warrants (the “PIPE Warrants”) to purchase 128,200 shares of common stock at an exercise price of $100.00 per share in connection with the private offering (see Note 9 – Stockholders’ Equity, Common Stock). The PIPE Warrants did not meet the requirements for equity classification due to the existence of a tender offer provision that could potentially result in cash settlement of the PIPE Warrants that didn’t meet the limited exception in the case of a change-in-control. Accordingly, the PIPE Warrants are liability-classified and are recorded as derivative liabilities. The PIPE Warrants were revalued on June 30, 2023 at $2,000, which resulted in decreases of $9,500 and $40,100 in the fair value of the derivative liabilities during the three and six months ended June 30, 2023, respectively. The PIPE Warrants were revalued on June 30, 2022 at $621,600, which resulted in decreases of $2,849,900 and $5,894,700 in the fair value of the derivative liabilities during the three and six months ended June 30, 2022, respectively.

Other Warrants

AGP Warrants

On March 12, 2021, the Company issued warrants to Alliance Global Partners (“AGP” and the “AGP Warrants”) to purchase up to an aggregate of 3,183 shares of the Company’s common stock at a purchase price of $105.60 per share, subject to adjustment, in full satisfaction of the existing AGP Warrant Liability. The exercise of the AGP Warrants is limited at any given time to prevent AGP from exceeding beneficial ownership of 4.99% of the then total number of issued and outstanding shares of the Company’s common stock upon such exercise. The warrants are exercisable at any time between May 2, 2021 and May 2, 2025. The AGP Warrants do not meet the requirements for equity classification due to the existence of a tender offer provision that could potentially result in cash settlement of the AGP Warrants that do not meet the limited exception in the case of a change-in-control. Accordingly, the AGP Warrants will continue to be liability-classified. The AGP Warrants were revalued on June 30, 2023 at $6, which resulted in decreases of $66 and $394 in the fair value of the derivative liabilities during the three and six months ended June 30, 2023, respectively. The AGP Warrants were revalued on June 30, 2022 at $10,395, which resulted in decreases of $76,052 and $133,936 in the fair value of the derivative liabilities during the three and six months ended June 30, 2022, respectively.

Alpha Warrants

In connection with that certain Mutual Release and Settlement Agreement dated July 31, 2021 (agreed to on July 29, 2021) between the Company and Alpha Capital Anstal (“Alpha” and the “Alpha Settlement Agreement”), the Company issued three-year warrants for the purchase of 1,250 shares of the Company’s common stock at an exercise price of $141.40 per share (the “Alpha Warrant Liability” and the “Alpha Warrants”). The exercise of shares of the Alpha Warrants is limited at any given time to prevent Alpha from exceeding a beneficial ownership of 4.99% of the then total number of issued and outstanding shares of the Company’s common stock upon such exercise. The warrants are exercisable until August 2, 2024. The Alpha Warrants do not meet the requirements for equity classification due to the existence of a tender offer provision that could potentially result in cash settlement of the Alpha Warrants that do not meet the limited exception in the case of a change-in-control. Accordingly, the Alpha Warrants are liability-classified and are recorded as a warrant liability. The Alpha Warrants were revalued on June 30, 2023 at $0, which did not result in any change in the fair value of the derivative liabilities during the three and six months ended June 30, 2023. The Alpha Warrants were revalued on June 30, 2022 at $1,720, which resulted in decreases of $18,311 and $41,841 in the fair value of the derivative liabilities during the three and six months ended June 30, 2022, respectively.

Warrant Activity

As the number of liability-classified warrants are less than 10% of the total outstanding warrants as of June 30, 2023, the summary of warrant activity is included in Note 9 – Stockholders’ Equity.

NOTE 7 - LOANS PAYABLE

Loans Payable

The following table summarizes the activity of loans payable during the six months ended June 30, 2023:

	Principal balance at December 31, 2022	Principal repaid in cash	Effect of foreign exchange rates	Principal balance at June 30, 2023

Bounce Back Loan	$43,129	$(6,136)	$1,994	$38,987
First Insurance - 2022	1,060,890	(721,406)	-	339,484
Other loans payable	235,686	-	373	236,059
Total loans payable	$1,339,705	$(727,542)	$2,367	$614,530
Less: loans payable – current portion	1,308,516			588,216
Loans payable – noncurrent portion	$31,189			$26,314

Interest Expense on Loans Payable

For the three months ended June 30, 2023 and 2022, the Company recognized interest expense associated with loans payable of $11,606 and $7,355, respectively, and interest expense — related parties associated, with loans payable of $0 and $1,531, respectively. For the six months ended June 30, 2023 and 2022, the Company recognized interest expense associated with loans payable of $23,162 and $14,769, respectively, and interest income — related parties associated with loans payable of $0 and $3,031, respectively.

As of June 30, 2023, the Company had accrued interest and accrued interest — related parties, associated with loans payable of $62,095 and $0, respectively. As of December 31, 2022, the Company had accrued interest and accrued interest — related parties associated with loans payable of $36,422 and $16,770, respectively. Accrued interest is recorded within accrued expenses and appears under that caption on the balance sheet; accrued interest – related parties is recorded within accrued expenses – related parties and appears under that caption on the balance sheet. See Note 10 — Related Parties for additional details.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation and Other Loss Contingencies

The Company records liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company has no liabilities recorded for loss contingencies as of December 31, 2022 and June 30, 2023.

Legal Matters

Action Against Former Executive of KBL

On September 1, 2021, the Company initiated legal action in the Chancery Court of Delaware against Dr. Marlene Krauss, the Company’s former Chief Executive Officer and director (“Dr. Krauss”) and two of her affiliated companies, KBL IV Sponsor, LLC and KBL Healthcare Management, Inc. (collectively, the “KBL Affiliates”) for, among other things, engaging in unauthorized monetary transfers of the Company’s assets, non-disclosure of financial liabilities within the Company’s Consolidated Financial Statements, issuing shares of stock without proper authorization; and improperly allowing stockholder redemptions to take place. The Company’s complaint alleges causes of action against Dr. Krauss and/or the KBL Affiliates for breach of fiduciary duties, ultra vires acts, unjust enrichment, negligence and declaratory relief, and seeks compensatory damages in excess of $11,286,570, together with interest, attorneys’ fees and costs. There can be no assurance that the Company will be successful in its legal actions.

On October 5, 2021, Dr. Krauss and the KBL Affiliates filed an Answer, Counterclaims and Third-Party Complaint (the “Krauss Counterclaims”) against the Company and twelve individuals who are, or were, directors and/or officers of the Company, i.e., Marc Feldmann, Lawrence Steinman, James N. Woody, Teresa DeLuca, Frank Knuettel II, Pamela Marrone, Lawrence Gold, Donald A. McGovern, Jr., Russell T. Ray, Richard W. Barker, Shoshana Shendelman and Ozan Pamir (collectively, the “Third-Party Defendants”).  On October 27, 2021, the Company and Ozan Pamir filed an Answer to the Krauss Counterclaims, and all of the other Third-Party Defendants filed a Motion to Dismiss as to the Third-Party Complaint.

On January 28, 2022, in lieu of filing an opposition to the Motion to Dismiss, Dr. Krauss and the KBL Affiliates filed a Motion for leave to file amended counterclaims and third-party complaint, and to dismiss six of the current and former directors previously named, i.e., to dismiss Teresa DeLuca, Frank Knuettel II, Pamela Marrone, Russell T. Ray, Richard W. Barker and Shoshana Shendelman.  The Motion was granted by stipulation and, on February 24, 2022, Dr. Krauss filed an amended Answer, Counterclaims and Third-Party Complaint (the “Amended Counterclaims”).  In essence, the Amended Counterclaims allege (a) that the Company and the remaining Third-Party Defendants breached fiduciary duties to Dr. Krauss by making alleged misstatements against Dr. Krauss in SEC filings and failing to register her shares in the Company so that they could be traded, and (b) the Company breached contracts between the Company and Dr. Krauss for registration of such shares, and also failed to pay to Dr. Krauss the amounts alleged to be owing under a promissory note in the principal amount of $371,178, plus an additional $300,000 under Dr. Krauss’s resignation agreement.  The Amended Counterclaims seek unspecified amounts of monetary damages, declaratory relief, equitable and injunctive relief, and attorney’s fees and costs.

On March 16, 2022, Donald A. McGovern, Jr. and Lawrence Gold filed a Motion to Dismiss the Amended Counterclaims against them, and the Company and the remaining Third-Party Defendants filed an Answer to the Amended Counterclaims denying the same.  On April 19, 2022, Dr. Krauss stipulated to dismiss all of her counterclaims and allegations against both Donald A. McGovern, Jr. and Lawrence Gold, thereby mooting their Motion to Dismiss the Amended Counterclaims against them. The Company and the Third-Party Defendants intend to continue to vigorously defend against all of the Amended Counterclaims, however, there can be no assurance that they will be successful in the legal defense of such Amended Counterclaims. In April 2022, Donald A. McGovern, Jr. and Lawrence Gold were dismissed from the lawsuit as parties. Discovery has not yet commenced in the case. The Company and the Third-Party Defendants intend to continue to vigorously defend against all of the Amended Counterclaims, however, there can be no assurance that they will be successful in the legal defense of such Amended Counterclaims.

Action Against the Company by Dr. Krauss

On August 19, 2021, Dr. Krauss initiated legal action in the Chancery Court of Delaware against the Company.  The original Complaint sought expedited relief and made the following two claims: (1) it alleged that the Company is obligated to advance expenses including, attorney’s fees, to Dr. Krauss for the costs of defending against the SEC and certain Subpoenas served by the SEC on Dr. Krauss; and (2) it alleged that the Company is also required to reimburse Dr. Krauss for the costs of bringing this lawsuit against the Company.  On or about September 3, 2021, Dr. Krauss filed an Amended and Supplemental Complaint (the “Amended Complaint”) in this action, which added the further claims that Dr. Krauss is also allegedly entitled to advancement by the Company of her expenses, including attorney’s fees, for the costs of defending against the Third-Party Complaint in the Tyche Capital LLC action referenced below, and the costs of defending against the Company’s own Complaint against Dr. Krauss as described above.  On or about September 23, 2021, the Company filed its Answer to the Amended Complaint in which the Company denied each of Dr. Krauss’ claims and further raised numerous affirmative defenses with respect thereto.

On November 15, 2021, Dr. Krauss filed a Motion for Summary Adjudication as to certain of the issues in the case, which was opposed by the Company.  A hearing on such Motion was held on December 7, 2021, and, on March 7, 2022, the Court issued a decision in the matter denying the Motion for Summary Adjudication in part and granting it in part.  The Court then issued an Order implementing such a decision on March 29, 2022. The parties are now engaging in proceedings set forth in that implementing Order. The Court granted Dr. Krauss’s request for advancement of some of the legal fees which Dr. Krauss requested in her Motion, and the Company was required to pay a portion of those fees while it objects to the remaining portion of disputed fees.

On October 10, 2022, Dr. Krauss filed an Application to compel the Company to pay the full amount of fees requested by Dr. Krauss for May-July 2022, and to modify the Court’s Order. The Company filed its Opposition thereto.  On January 18, 2023, Dr. Krauss filed a Second Application to compel the Company to pay the full amount of fees requested by Dr. Krauss for August-October 2022, and to modify the Court's Order.  The Company filed its Opposition thereto.  On May 3, 2023, the Court issued an Order granting both of Dr. Krauss’s Applications for payment of the full amount of requested attorney’s fees totaling $714,557 for the months of May through October 2022, which were paid in May 2023.  Notwithstanding the Order, such ruling does not constitute any final adjudication as to whether Dr. Krauss will ultimately be entitled to permanently retain such advancements, and Dr. Krauss has posted an undertaking with the Court affirmatively promising to repay all such amounts if she is eventually found to be liable for the Company’s and/or the SEC’s claims against her. The Company is seeking payment for a substantial portion of such amounts from its director and officers’ insurance policy, of which no assurance can be provided that the directors and officers insurance policy will cover such amounts. See “Declaratory Relief Action Against the Company by AmTrust International” below.

Action Against Tyche Capital LLC

The Company commenced and filed an action against defendant Tyche Capital LLC (“Tyche”) in the Supreme Court of New York, in the County of New York, on April 15, 2021.  In its Complaint, the Company alleged claims against Tyche arising out of Tyche’s breach of its written contractual obligations to the Company as set forth in a “Guarantee and Commitment Agreement” dated July 25, 2019, and a “Term Sheet For KBL Business Combination With CannBioRex” dated April 10, 2019 (collectively, the “Subject Guarantee”).  The Company alleges in its Complaint that, notwithstanding demand having been made on Tyche to perform its obligations under the Subject Guarantee, Tyche has failed and refused to do so, and is currently in debt to the Company for such failure in the amount of $6,776,686, together with interest accruing thereon at the rate set forth in the Subject Guarantee.

On or about May 17, 2021, Tyche responded to the Company’s Complaint by filing an Answer and Counterclaims against the Company alleging that it was the Company, rather than Tyche, that had breached the Subject Guarantee.  Tyche also filed a Third-Party Complaint against six third-party defendants, including three members of the Company’s management, Sir Marc Feldmann, Dr. James Woody, and Ozan Pamir (collectively, the “Individual Company Defendants”), claiming that they allegedly breached fiduciary duties to Tyche with regards to the Subject Guarantee.  In that regard, on June 25, 2021, each of the Individual Company Defendants filed a Motion to Dismiss Tyche’s Third-Party Complaint against them.

On November 23, 2021, the Court granted the Company’s request to issue an Order of attachment against all of Tyche’s shares of the Company’s stock that had been held in escrow.  In so doing, the Court found that the Company had demonstrated a likelihood of success on the merits of the case based on the facts alleged in the Company’s Complaint.

On February 18, 2022, Tyche filed an Amended Answer, Counterclaims and Third-Party Complaint.  On March 22, 2022, the Company and each of the Individual Company Defendants filed a Motion to Dismiss all of Tyche’s claims.  A hearing on such Motion to Dismiss was held on August 25, 2022, and the Court granted the Motion to Dismiss entirely as to each of the Individual Company Defendants, and also as to three of the four Counterclaims brought against the Company, only leaving Tyche’s declaratory relief claim. On September 9, 2022, Tyche filed a Notice of Appeal as to the Court’s decision, which has never been briefed or adjudicated. On August 26, 2022, Tyche filed a Motion to vacate or modify the Company’s existing attachment Order against Tyche’s shares of the Company’s stock held in escrow. The Company has filed its Opposition thereto, and the Court summarily denied such Motion without hearing on January 3, 2023.  Tyche subsequently filed a Notice of Appeal as to that denial and filed its Opening Brief on January 30, 2023.  The Company filed its opposition brief on March 2, 2023, and the matter was taken under submission by the Appellate Court.  On May 4, 2023, the Appellate Court issued its decision unanimously affirming the ruling of the lower Court in the Company’s favor.

On January 30, 2023, the Company filed a Notice of Motion for Summary Judgment and to Dismiss Affirmative Defenses against Tyche. That motion has been fully briefed, and the Court has scheduled a hearing initially for June 20, 2023, which has since been rescheduled to September 8, 2023. The Company and the Individual Company Defendants intend to continue to vigorously defend against all of Tyche’s claims; however, there can be no assurance that they will be successful in the legal defense of such claims. Written discovery proceedings and depositions have occurred among the parties.

Action Against Ronald Bauer & Samantha Bauer

The Company and two of its wholly-owned subsidiaries, Katexco Pharmaceuticals Corp. and CannBioRex Pharmaceuticals Corp. (collectively, the “Company Plaintiffs”), initiated legal action against Ronald Bauer and Samantha Bauer, as well as two of their companies, Theseus Capital Ltd. and Astatine Capital Ltd. (collectively, the “Bauer Defendants”), in the Supreme Court of British Columbia on February 25, 2022. The Company Plaintiffs are seeking damages against the Bauer Defendants for misappropriated funds and stock shares, unauthorized stock sales, and improper travel expenses, in the combined sum of at least $4,395,000 CAD [$3,317,408 USD] plus the additional sum of $2,721,036 USD (which relate to the same, aforementioned damages). The Bauer Defendants filed an answer to the Company Plaintiffs’ claims on May 6, 2022. There can be no assurance that the Company Plaintiffs will be successful in this legal action.

Declaratory Relief Action Against the Company by AmTrust International

On June 29, 2022, AmTrust International Underwriters DAC (“AmTrust”), which was the premerger directors’ and officers’ insurance policy underwriter for KBL, filed a declaratory relief action against the Company in the U.S. District Court for the Northern District of California (the “Declaratory Relief Action”) seeking declaration of AmTrust’s obligations under the directors’ and officers’ insurance policy.  In the Declaratory Relief Action, AmTrust is claiming that as a result of the merger the Company is no longer the insured under the subject insurance policy, notwithstanding the fact that the fees which the Company seeks to recover from AmTrust relate to matters occurring prior to the merger.

On September 20, 2022, the Company filed its Answer and Counterclaims against AmTrust for bad faith breach of AmTrust’s insurance coverage obligations to the Company under the subject directors’ and officers’ insurance policy, and seeking damages of at least $2 million in compensatory damages, together with applicable punitive damages. In addition, the Company brought a Third-Party Complaint against its excess insurance carrier, Freedom Specialty Insurance Company (“Freedom”) seeking declaratory relief that Freedom will also be required to honor its policy coverage as soon as the amount of AmTrust’s insurance coverage obligations to the Company have been exhausted. On October 25, 2022, AmTrust filed its Answer to the Company’s Counterclaims and, on October 27, 2022, Freedom filed its Answer to the Third-Party Complaint.

On November 22, 2022, the Company filed a Motion for Summary Adjudication against both AmTrust and Freedom. The Motion was fully briefed, and a hearing was held on March 9, 2023. The standard to prevail on a Motion for Summary Adjudication in the Court is high to prevail and requires a judge to find that there are no disputed issues of fact so that they can rule on the issues as a matter of law. In this instance the judge found three major issues could be decided as a matter of law in the Company’s favor and that one issue, the Change in Control exclusion, requires further discovery.

On April 21, 2023, the Court issued an Order Granting in Part and Denying in Part the Company’s Motion for Partial Summary Judgment. Specifically, the Court granted summary adjudication in favor of the Company on the following issues: (a) that the Company is, in fact, an insured under both the AmTrust and Freedom insurance policies; (b) that certain SEC subpoena related expenses for defendants Dr. Marlene Krauss, the Company’s former Chief Executive Officer and Director, and George Hornig, the former Chairman of the Board, are within the basic scope of coverage under both the AmTrust and Freedom insurance policies; and (c) that the Insured vs. Insured exclusion relied upon by AmTrust and Freedom is not applicable to bar any such coverage.

The Court also found that there were issues of disputed facts as to the Change in Control exclusion contained within the policies, which therefore precluded the Court from granting the remainder of the Company’s requests for summary adjudication as a matter of law. Accordingly, the Court, at this time, denied the Company’s further requests for summary adjudication and deemed that for the time being, the Change in Control issue is to be determined at the time of trial, in order to find that the policies (i) provide coverage for the fees which the Company has advanced and will advance to Dr. Marlene Krauss and George Hornig; (ii) that AmTrust has breached the policy; (iii) that AmTrust must pay such expenses of the Company; and that, once the AmTrust policy has been exhausted, (iv) Freedom will be obligated to pay such expenses of the Company pursuant to its policy.

On August 4, 2023, the Court granted the Company's request to file a second motion for partial summary judgment in this case, this one being on the issue of whether AmTrust should be required to advance to the Company the defense costs being incurred by Dr. Marlene Krauss and George Hornig during the pendency of the case.  The Company plans to prepare that motion and has reserved a hearing date for such motion on January 11, 2024.  The Company intends to continue to vigorously pursue this matter in order to establish the Company’s entitlement to full payment by both AmTrust and Freedom of the subject advancement expenses of the Company.

While the Company continues to believe it has a strong case against both AmTrust and Freedom and believes the Court ruling in its favor in regards to the matters discussed above is a significant positive outcome for the Company, there can be no assurance that the Company will prevail in this action.

.

NOTE 9 – STOCKHOLDERS’ EQUITY

Reverse Stock-Split during 2022

On December 15, 2022, at a Special Meeting of the Stockholders of the Company, the stockholders of the Company approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our issued and outstanding shares of our common stock, par value $0.0001 per share, by a ratio of between one-for-four to one-for-twenty, inclusive, with the exact ratio to be set at a whole number to be determined by our Board of Directors or a duly authorized committee thereof in its discretion, at any time after approval of the amendment and prior to December 15, 2023 (the “Stockholder Authority”). On December 15, 2022, the Company’s Board of Directors (the “Board”), with the Stockholder Authority, approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation to affect a reverse stock split of its common stock at a ratio of 1-for-20 (the “Reverse Stock Split”). Pursuant to the Certificate of Amendment filed to affect the Reverse Stock Split, the Reverse Stock Split was effective on December 19, 2022 and the shares of the Company’s common stock began trading on the NASDAQ Capital Market (“NASDAQ”) on a post-split basis on December 19, 2022, with new CUSIP number: 68236V203. No change was made to the trading symbol for the Company’s shares of common stock or public warrants, “ATNF” and “ATNFW”, respectively, in connection with the Reverse Stock Split.

Because the Certificate of Amendment did not reduce the number of authorized shares of common stock, the effect of the Reverse Stock Split was to increase the number of shares of common stock available for issuance relative to the number of shares issued and outstanding. The Reverse Stock Split did not alter the par value of the common stock or modify any voting rights or other terms of the common stock. Any fractional shares remaining after the Reverse Stock Split were rounded up to the nearest whole share.

With regards to the Company’s 2020 Omnibus Incentive Plan and the 2022 Omnibus Incentive Plan, the Company’s Compensation Committee and Board deemed it in the best interests of the Company and its stockholders to (i) adjust the number of shares of Company common stock available for issuance under the Incentive Plans downward by a factor of 20 (with any fractional shares rounded down to the nearest whole share); (ii) reduce the number of shares of common stock issuable upon each outstanding option to purchase shares of common stock of the Company, and all other outstanding awards, by a factor of 20 (with any fractional shares rounded down to the nearest whole share); and (iii) adjust the exercise price of any outstanding options to purchase shares of common stock previously granted under the Incentive Plans up by a factor of 20 (rounded up to the nearest whole cent), in each case to adjust equitably for the Exchange Ratio of the Reverse Stock Split, which such adjustments were effective automatically upon effectiveness of the Reverse Stock Split. The effects of the one-for-twenty reverse stock split have been retroactively reflected throughout the financial statements and notes to the financial statements.

April 2023 Offering

On April 5, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers, pursuant to which the Company agreed to sell an aggregate of 400,000 shares of common stock, pre-funded warrants to purchase up to an aggregate of 1,170,680 shares of common stock, and common stock warrants to purchase up to an aggregate of 1,570,680 shares of common stock, at a combined purchase price of $1.91 per share and warrant (the “April 2023 Offering”). Aggregate gross proceeds from the April 2023 Offering were approximately $3,000,000, and the April 2023 Offering closed on April 10, 2023.

The April 2023 Pre-Funded Warrants have an exercise price equal to $0.0001, are immediately exercisable and are subject to customary anti-dilution adjustments for stock splits or dividends or other similar transactions. The exercise price of the April 2023 Pre-Funded Warrants will not be subject to adjustment as a result of subsequent equity issuances at effective prices lower than the then-current exercise price. The April 2023 Pre-Funded Warrants are exercisable until they are exercised in full. The April 2023 Pre-Funded Warrants are subject to a provision prohibiting the exercise of such April 2023 Pre-Funded Warrants to the extent that, after giving effect to such exercise, the holder of such April 2023 Pre-Funded Warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.99% of the Company’s outstanding common stock (which may be increased or decreased, with 61 days prior written notice by the holder). Although the April 2023 Pre-Funded Warrants have a tender offer provision, the April 2023 Pre-Funded Warrants were determined to be equity-classified because they met the limited exception in the case of a change-in-control. Because the April 2023 Pre-Funded Warrants are equity-classified, the placement agent fees and offering expenses will be accounted for as a reduction of additional paid in capital.

The April 2023 Common Warrants have an exercise price equal to $1.78 per share, were immediately exercisable upon the closing of the April 2023 Offering (the “Initial Exercise Date”) and are subject to customary anti-dilution adjustments for stock splits or dividends or other similar transactions. The exercise price of the April 2023 Common Warrants will not be subject to adjustment as a result of subsequent equity issuances at effective prices lower than the then-current exercise price. The April 2023 Common Warrants are exercisable for 5.5 years following the Initial Exercise Date. The April 2023 Common Warrants are subject to a provision prohibiting the exercise of such April 2023 Common Warrants to the extent that, after giving effect to such exercise, the holder of such April 2023 Common Warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.99% of the Company’s outstanding common stock (which may be increased or decreased, with 61 days prior written notice by the holder). Although the April 2023 Common Warrants have a tender offer provision, the April 2023 Common Warrants were determined to be equity-classified because they met the limited exception in the case of a change-in-control. Because the April 2023 Common Warrants are equity-classified, the placement agent fees and offering expenses will be accounted for as a reduction of additional paid in capital.

As of June 30, 2023, all 1,170,680 of the April 2023 Pre-Funded Warrants have been exercised for a value of $117; and there are no unexercised April 2023 Pre-Funded Warrants remaining as of the end of the second quarter. No April 2023 Common Warrants have been exercised as of June 30, 2023.

Amendment to July and December 2022 Common Warrants

On April 5, 2023, the Company entered into an amendment to the common warrant agreements for the July 2022 and December 2022 Offerings, whereby warrants to purchase up to 306,604 shares (with an original exercise price of $21.20 per share and an expiration date of January 20, 2028) and the warrants to purchase up to 2,571,429 shares (with an original exercise price of $3.50 per share and an expiration date of June 22, 2028), respectively, were amended to have an exercise price of $1.78 per share and an expiration date of October 10, 2028. The Company accounted for the amendment as a warrant modification, whereby the effect of the modification is measured as the difference in its relative fair value immediately before the modification and after the modification; and any increase to the relative fair value is recognized as an equity issuance costs.

To assess for the change in relative fair value, the Company performed a Black Scholes Option Model calculation to quantify the fair value of the common warrants under their original terms as of the modification date using the following assumptions: a share price of $1.43, exercise prices of $21.20 and $3.50 for the July 2022 common warrants and December 2022 common warrants, respectively, an expected term of 4.8 and 5.2 years, respectively, volatility of 106%, a dividend rate of 0% and a discount rate of 3.36. The Company then performed a Black Scholes Option Model calculation to quantify the fair value of the common warrants with their new modified terms as of the modification date using the following assumptions: a share price of $1.43, an exercise price of $1.78 for both the July 2022 common warrants and December 2022 common warrants, an expected term of 5.5 years, volatility of 106%, a dividend rate of 0% and a discount rate of 3.36. The aggregate difference of approximately $0.8 million between the two calculated amounts was recorded as an equity issuance cost within equity during the period to account for the change in relative fair value.

Restricted Stock Shares

During the six months ended June 30, 2023, the Company did not issue any additional restricted shares of the Company’s common stock, or Restricted Stock Shares, as compensation to consultants. Per the two-year consulting agreement which evidences the issuance of 600 restricted shares issued during 2022, the Restricted Stock Shares were issued at the beginning of the contract term and annually and vest monthly over a period of 24 months. The Company recognized stock-based compensation expense related to the amortization of the Restricted Stock Shares of $3,645 and $11,745 for the three and six months ended June 30, 2023. The Company recognized stock-based compensation expense related to the amortization of the Restricted Stock Shares of $8,100 and $14,175 for the three and six months ended June 30, 2022.

Below is a table summarizing the Restricted Stock Shares granted and outstanding as of and for the quarter ended June 30, 2023:

	Unvested Restricted	Weighted Average Grant Date
	Stock	FV Price
Unvested as of January 1, 2023	275	$81.00
Granted	-	-
Vested	(145)	81.00
Forfeited	(55)	-
Unvested as of June 30, 2022	75	81.00
Total unrecognized expense remaining	$6,075
Weighted-average years expected to be recognized over	0.50	-

Stock Options

A summary of the option activity during the six months ended June 30, 2023 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Term	Intrinsic
	Options	Price	(Years)	Value
Outstanding, January 1, 2023	162,956	$84.63	8.6	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/Expired	(15,000)	-	-	-
Outstanding, June 30, 2023	147,956	$85.20	8.0	$-

Exercisable, June 30, 2023	106,065	$85.32	8.0	$-

A summary of outstanding and exercisable stock options as of June 30, 2023 is presented below:

Stock Options Outstanding		Stock Options Exercisable
		Weighted
		Average
Exercise	Number of	Remaining	Number of
Price	Shares	Life in Years	Shares
$49.80	2,500	7.4	2,500
$88.60	79,000	7.7	64,956
$151.20	21,800	8.1	10,446
$79.00	18,750	8.4	15,911
$27.20	25,906	8.9	12,252
	147,956	8.0	106,065

The Company recognized stock-based compensation expense of $551,310 and $1,108,731 for the three and six months ended June 30, 2023, respectively, related to the amortization of stock options and restricted stock shares; expense of $470,703 and $941,406 is included within general and administrative expenses on the condensed consolidated statements of operations for the three and six month periods, respectively, and expense of $80,607 and $167,325 is included within research and development expenses on the condensed consolidated statements of operations for the three and six month periods, respectively. The Company recognized stock-based compensation expense of $855,679 and $1,601,864 for the three and six months ended June 30, 2022, respectively, related to the amortization of stock options and Restricted Stock Shares. Expense of $711,264 and $1,375,673 is included within general and administrative expenses on the condensed consolidated statements of operations for the three- and six-month periods, respectively, and expense of $144,410 and $226,181 is included within research and development expenses on the condensed consolidated statements of operations for the three- and six-month periods, respectively.

As of June 30, 2023, there was $2,433,755 of unrecognized stock-based compensation expense related to stock options that will be recognized over the weighted average remaining vesting period of 1.65 years, as well as $6,075 of unrecognized expense related to Restricted Stock Shares that will be recognized over the weighted average remaining vesting period of 0.50 years.

Warrants

A summary of the warrant activity (including both liability and equity classified instruments) during the quarter ended June 30, 2023 is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value

Outstanding, January 1, 2023	3,435,728	$30.92	5.1	$-
Issued	2,741,360	1.02	5.3	-
Exercised	(1,170,680)	0.0001	-	-
Cancelled	-	-	-	-
Expired	-	-	-	-
Outstanding, June 30, 2023	5,006,408	$21.78	5.0	$-

Exercisable, June 30, 2023	5,006,408	$21.78	5.0	-

A summary of outstanding and exercisable warrants as of June 30, 2023 is presented below:

Warrants Outstanding		Warrants Exercisable
		Weighted
		Average
Exercise	Number of	Remaining	Number of
Price	Shares	Life in Years	Shares
$100.00	128,200	2.7	128,200
$105.60	3,183	1.8	3,183
$141.40	1,250	1.1	1,250
$150.00	125,000	3.2	125,000
$230.00	300,062	2.4	300,062
$1.78	4,448,713	5.3	4,448,713
	5,006,408	5.0	5,006,408

NOTE 10 - RELATED PARTIES

Accrued Expenses - Related Parties

Accrued expenses - related parties was $287,420 as of June 30, 2023 and consists of accrued consulting fees for services provided by certain directors and consultants, interest accrued on loans and convertible notes due to certain officers and directors of the Company, as well as deferred compensation for certain executives. Accrued expenses - related parties was $188,159 as of December 31, 2022 and consists of interest accrued on loans and convertible notes due to certain officers and directors of the Company, as well as deferred compensation for certain executives.

Research and Development Expenses - Related Parties

Research and Development Expenses – Related Parties of $131,463 and $57,336 during the three months ended June 30, 2023 and 2022, respectively, and $348,147 and $105,054 during the six months ended June 30, 2023 and 2022, respectively, are related to consulting and professional fees paid to current or former officers, directors or greater than 5% stockholders, or affiliates thereof.

General and Administrative Expenses - Related Parties

General and Administrative Expenses – Related Parties of $0 and $0 during the three months ended June 30, 2023 and 2022, respectively, and $0 and $5,261 during the six months ended June 30, 2023 and 2022, respectively, are related to professional fees paid to current or former officers, directors or greater than 5% stockholders, or affiliates thereof.

Interest (Expense) Income - Related Parties

During the three and six months ended June 30, 2023, the Company recorded no interest (expense) income – related parties.

During the three and six months ended June 30, 2022, the Company recorded ($1,531) and $3,031, respectively, of interest (expense) income - related parties related to loans from greater than 5% stockholders or affiliates of the Company.

NOTE 11 - SUBSEQUENT EVENTS

First Amendment to the 2022 Omnibus Incentive Plan

At the 2023 Annual Meeting of Stockholders of the Company held on July 6, 2023, the stockholders of the Company approved the First Amendment (“First Amendment”) to the 180 Life Sciences Corp. 2022 Omnibus Incentive Plan (the 2022 Omnibus Incentive Plan, as amended by the First Amendment, the “OIP”). The First Amendment was originally approved by the Board of Directors of the Company on May 5, 2023, subject to stockholder approval and the First Amendment became effective at the time of stockholder approval. The First Amendment increased the maximum number of shares available to be issued under the OIP from 120,000 shares to 470,000 shares.

August 2023 Offering

On August 9, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers, pursuant to which the Company agreed to sell an aggregate of 666,925 shares of common stock, pre-funded warrants to purchase up to an aggregate of 3,948,460 shares of common stock (the “August 2023 Pre-funded Warrants”), and common stock warrants to purchase up to an aggregate of 4,615,385 shares of common stock (the “August 2023 Common Warrants”), at a combined purchase price of $0.65 per share and warrant. Aggregate gross proceeds from the August 2023 Offering were approximately $3.0 million, and the August 2023 Offering closed on August 14, 2023 (the “Initial Exercise Date”).

The August 2023 Pre-Funded Warrants have an exercise price equal to $0.0001, are immediately exercisable and are subject to customary anti-dilution adjustments for stock splits or dividends or other similar transactions. The exercise price of the August 2023 Pre-Funded Warrants will not be subject to adjustment as a result of subsequent equity issuances at effective prices lower than the then-current exercise price. The August 2023 Pre-Funded Warrants are exercisable until they are exercised in full. The August 2023 Pre-Funded Warrants are subject to a provision prohibiting the exercise of such August 2023 Pre-Funded Warrants to the extent that, after giving effect to such exercise, the holder of such August 2023 Pre-Funded Warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.99% of the Company’s outstanding common stock (which may be increased or decreased, with 61 days prior written notice by the holder).

The August 2023 Common Warrants have an exercise price equal to $0.65 per share, are immediately exercisable upon the closing of the August 2023 Offering (the “Initial Exercise Date”) and are subject to customary anti-dilution adjustments for stock splits or dividends or other similar transactions. The exercise price of the August 2023 Common Warrants will not be subject to adjustment as a result of subsequent equity issuances at effective prices lower than the then-current exercise price. The August 2023 Common Warrants are exercisable for 5 years following the Initial Exercise Date. The August 2023 Common Warrants are subject to a provision prohibiting the exercise of such August 2023 Common Warrants to the extent that, after giving effect to such exercise, the holder of such August 2023 Common Warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% of the Company’s outstanding common stock (which may be increased or decreased, with 61 days prior written notice by the holder).

Second Amendment to Common Warrant Agreements for the July 2022 and December 2022 Offerings

On August 9, 2023, the Company entered into an amendment to the common warrant agreements for the July 2022 and December 2022 Offerings, whereby common warrants to purchase up to 2,571,429 and 306,604 shares, respectively, (both with previous exercise prices of $1.78 per share), were amended to have an exercise price of $0.83 per share.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q (“Report”), including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements, within the federal securities laws, including the Private Securities Litigation Reform Act of 1995, regarding future events and the future results of the Company that are based on current expectations, estimates, forecasts, and projections about the industry in which the Company operates and the beliefs and assumptions of the management of the Company. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Report, including under “Risk Factors”, and in other reports the Company files with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023 (under the heading “Risk Factors” and in other parts of that report), and include, but are not limited to, statements about:

●	Our ability to raise funding in the future, the terms of such funding, and dilution caused thereby;

●	expectations for the clinical and preclinical development, manufacturing, regulatory approval, and commercialization of our product candidates;

●	the uncertainties associated with the clinical development and regulatory approval of the Company’s drug candidates, including potential delays in the enrollment and completion of clinical trials, issues raised by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and the U.K. Medicines and Healthcare products Regulatory Agency (MHRA);

●	regulatory developments in the United States and foreign countries;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	current negative operating cash flows and our potential ability to obtain additional financing to advance our business and the terms of any further financing, which may be highly dilutive and may include onerous terms;

●	the continued impact of the COVID-19 pandemic on our business operations and our research and development initiatives;

●	the accuracy of our estimates regarding expenses, future revenues and capital requirements;

●	the Company’s reliance on third parties to conduct its clinical trials, enroll patients, and manufacture its preclinical and clinical drug supplies;
●	the ability to come to mutually agreeable terms with such third parties and partners, and the terms of such agreements;
●	estimates of patient populations for the Company’s planned products;
●	unexpected adverse side effects or inadequate therapeutic efficacy of drug candidates that could limit approval and/or commercialization, or that could result in recalls or product liability claims;
●	the Company’s ability to fully comply with numerous federal, state and local laws and regulatory requirements, as well as rules and regulations outside the United States, that apply to its product development activities;

●	challenges and uncertainties inherent in product research and development, including the uncertainty of clinical success and of obtaining regulatory approvals; uncertainty of commercial success;

●	the ability of the Company to execute its plans to develop and market new drug products and the timing and costs of these development programs;

●	high inflation, high interest rates and economic downturns, including potential recessions, as well as macroeconomic, geopolitical, health and industry trends, pandemics, acts of war (including the ongoing Ukraine/Russian conflict) and other large-scale crises;

●	estimates of the sufficiency of our existing capital resources combined with future anticipated cash flows to finance our operating requirements;

●	our ability to maintain our listing on Nasdaq; and

●	other risks and uncertainties, including those described under “Risk Factors”, below.

All forward-looking statements speak only at the date of the filing of this Report. The reader should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Report are reasonable, we provide no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Report and our Annual Report on Form 10-K for the year ended December 31, 2022. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

General Information

The following discussion is based upon our unaudited Condensed Consolidated Financial Statements included elsewhere in this Report, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Report, and in other reports we file with the SEC, and in our most recent Annual Report on Form 10-K. All references to years relate to the calendar year ended December 31st of the particular year.

This information should be read in conjunction with the interim unaudited condensed consolidated financial statements and the notes thereto included in this Quarterly Report on Form 10-Q, and the audited financial statements and notes thereto and “Part II. Other Information – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contained in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 31, 2023 (the “Annual Report”).

Certain capitalized terms used below and otherwise defined below, have the meanings given to such terms in the footnotes to our unaudited condensed consolidated financial statements included above under “Part I – Financial Information” – “Item 1. Financial Statements”.

Please see the section entitled “Glossary” beginning on page ii of our Annual Report for a list of abbreviations and definitions commonly used in the pharmaceutical and biotechnology industry which are used throughout this Report.

Our logo and some of our trademarks and tradenames are used in this Report. This Report also includes trademarks, tradenames and service marks that are the property of others. Solely for convenience, trademarks, tradenames and service marks referred to in this Report may appear without the ®, ™ and SM symbols. References to our trademarks, tradenames and service marks are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensors if any, nor that respective owners to other intellectual property rights will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The market data and certain other statistical information used throughout this Report are based on independent industry publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information and have not commissioned any such information. We are responsible for all of the disclosures contained in this Report, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this Report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed in the section entitled “Item 1A. Risk Factors” of this Report. These and other factors could cause our future performance to differ materially from our assumptions and estimates. Some market and other data included herein, as well as the data of competitors as they relate to the Company, is also based on our good faith estimates.

See also “Cautionary Statement Regarding Forward-Looking Statements”, above, which includes information on forward-looking statements used herein and other matters which are applicable to this Report, including, but not limited to this “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless the context requires otherwise, references to the “Company,” “we,” “us,” “our,” “180 Life”, “180LS” and “180 Life Sciences Corp.” refer specifically to 180 Life Sciences Corp. and its consolidated subsidiaries. References to “KBL” refer to the Company prior to the November 6, 2020 Business Combination.

In addition, unless the context otherwise requires and for the purposes of this Report only:

“CAD” refers to Canadian dollars;

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

“£” or “GBP” refers to British pounds sterling;

“SEC” or the “Commission” refers to the United States Securities and Exchange Commission; and

“Securities Act” refers to the Securities Act of 1933, as amended.

Additional Information

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and are available for download, free of charge, soon after such reports are filed with or furnished to the SEC, on the “Investors”—“SEC Filings”—“All SEC Filings” page of our website at www.180lifesciences.com. Copies of documents filed by us with the SEC are also available from us without charge, upon oral or written request to our Secretary, who can be contacted at the address and telephone number set forth on the cover page of this Report. Our website address is www.180lifesciences.com/. The information on, or that may be accessed through, our website is not incorporated by reference into this Report and should not be considered a part of this Report.

Going Concern and Management Liquidity Plans

As of June 30, 2023, we had an accumulated deficit of $115,850,792 and a working capital deficit of $1,338,783, and for the three and six months ended June 30, 2023, net losses of $3,680,169 and $8,442,247, respectively, and for the six months ended June 30, 2023, cash used in operating activities of $6,986,734. The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. As we are not generating revenues, we need to raise a significant amount of capital in order to pay our debts and cover our operating costs. While the Company raised money in August 2021, July 2022, December 2022, April 2023 and August 2023 (see Note 2 – Going Concern and Management’s Plans, Note 9 – Stockholders’ Equity, April 2023 Offering, and Note 11 – Subsequent Events, August 2023 Offering), we expect to require additional funding in the future and there is no assurance that we will be able to raise additional needed capital or that such capital will be available under favorable terms. In the event that we do raise capital in the future, we anticipate it being from the sale of equity which may cause dilution to existing stockholders.

We are subject to all the substantial risks inherent in the development of a new business enterprise within an extremely competitive industry. Due to the absence of a long-standing operating history and the emerging nature of the markets in which we compete, we anticipate operating losses until we can successfully implement our business strategy, which includes all associated revenue streams. We may never achieve profitable operations or generate significant revenues.

We currently have a minimum monthly cash requirement of approximately $800,000, which is required to support the Company’s operations. We believe that in the aggregate, we will require significant additional capital funding to support and expand the research and development and marketing of our products, fund future clinical trials, repay debt obligations, provide capital expenditures for additional equipment and development costs, payment obligations, office space and systems for managing the business, and cover other operating costs until our planned revenue streams from products are fully-implemented and begin to offset our operating costs, if ever.

Since our inception, we have funded our operations with the proceeds from equity and debt financing. We have experienced liquidity issues due to, among other reasons, our limited ability to raise adequate capital on acceptable terms. We have historically relied upon the issuance of equity and promissory notes that are convertible into shares of our common stock to fund our operations and have devoted significant efforts to reduce that exposure. We anticipate that we will need to issue equity to fund our operations and repay our outstanding debt for the foreseeable future. If we are unable to achieve operational profitability or we are not successful in securing other forms of financing, we will have to evaluate alternative actions to reduce our operating expenses and conserve cash.

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the condensed consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The condensed consolidated financial statements included in this report also include a going concern footnote.

Additionally, wherever possible, our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock, preferred stock or warrants to purchase shares of our common stock. Our Board of Directors has authority, without action or vote of the shareholders, but subject to NASDAQ rules and regulations (which generally require shareholder approval for any transactions which would result in the issuance of more than 20% of our then outstanding shares of common stock or voting rights representing over 20% of our then outstanding shares of stock, subject to certain exceptions), to issue all or part of the authorized but unissued shares of common stock, preferred stock or warrants to purchase such shares of common stock. In addition, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market in the future. These actions will result in dilution of the ownership interests of existing shareholders, may further dilute common stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management’s ability to maintain control of us, because the shares may be issued to parties or entities committed to supporting existing management.

Organization of MD&A

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) is provided in addition to the accompanying condensed consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows. MD&A is organized as follows:

●	Business Overview and Recent Events. A summary of the Company’s business and certain material recent events.

●	Significant Financial Statement Components. A summary of the Company’s significant financial statement components.

●	Results of Operations. An analysis of our financial results comparing the three and six months ended June 30, 2023 and 2022.

●	Liquidity and Capital Resources. An analysis of changes in our balance sheets and cash flows and discussion of our financial condition.

●	Critical Accounting Policies and Estimates. Accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

Business Overview

This MD&A and the related financial statements for the three and six months ended June 30, 2023 primarily covers the operations of 180, which is a clinical stage biotechnology company headquartered in Palo Alto, California, focused on the development of therapeutics for unmet medical needs in chronic pain, inflammation, fibrosis and other inflammatory diseases, where anti-TNF therapy will provide a clear benefit to patients, by employing innovative research, and, where appropriate, combination therapy. We have three product development platforms:

●	fibrosis and anti-tumor necrosis factor (“TNF”);

●	drugs which are derivatives of cannabidiol (“CBD”); and

●	alpha 7 nicotinic acetylcholine receptor (“α7nAChR”).

We have several future product candidates in development, including one product candidate which previously completed a successful Phase 2b clinical trial in the United Kingdom for the early treatment of Dupuytren’s Contracture, a condition that affects the development of fibrous connective tissue in the palm of the hand. 180 was founded by several world-leading scientists in the biotechnology and pharmaceutical sectors.

We intend to invest resources to successfully complete the clinical programs that are underway, discover new drug candidates, and develop new molecules to build up on our existing pipeline to address unmet clinical needs. The product candidates are designed via a platform comprised of defined unit operations and technologies. This work is performed in a research and development environment that evaluates and assesses variability in each step of the process in order to define the most reliable production conditions.

We may rely on third-party contract manufacturing organizations (“CMOs”) and other third parties for the manufacturing and processing of the product candidates in the future. We believe the use of contract manufacturing and testing for the first clinical product candidates is cost-effective and has allowed us to rapidly prepare for clinical trials in accordance with our development plans. We expect that third-party manufacturers will be capable of providing and processing sufficient quantities of these product candidates to meet anticipated clinical trial demands.

Significant Financial Statement Components

Research and Development

To date, 180’s research and development expenses have related primarily to discovery efforts and preclinical and clinical development of its three product platforms: fibrosis and anti-TNF; drugs which are derivatives of CBD, and α7nAChR. Research and development expenses consist primarily of costs associated with those three product platforms, which include:

●	expenses incurred under agreements with 180’s collaboration partners and third-party contract organizations, investigative clinical trial sites that conduct research and development activities on its behalf, and consultants;

●	costs related to production of clinical materials, including fees paid to contract manufacturers;

●	laboratory and vendor expenses related to the execution of preclinical and clinical trials;

●	employee-related expenses, which include salaries, benefits and stock-based compensation; and

●	facilities and other expenses, which include expenses for rent and maintenance of facilities, depreciation and amortization expense and other supplies.

We expense all research and development costs in the periods in which they are incurred. We accrue for costs incurred as services are provided by monitoring the status of each project and the invoices received from our external service providers. We adjust our accrual as actual costs become known. When contingent milestone payments are owed to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that research and development expenses will increase over the next several years as clinical programs progress and as we seek to initiate clinical trials of additional product candidates. It is also expected that increased research and development expenses will be incurred as additional product candidates are selectively identified and developed. However, it is difficult to determine with certainty the duration and completion costs of current or future preclinical programs and clinical trials of product candidates.

The duration, costs and timing of clinical trials and development of product candidates will depend on a variety of factors that include, but are not limited to, the following:

●	per patient trial costs;

●	the number of patients that participate in the trials;

●	the number of sites included in the trials;

●	the countries in which the trials are conducted;

●	the length of time required to enroll eligible patients;

●	the number of doses that patients receive;

●	the drop-out or discontinuation rates of patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies;

●	the impact of COVID-19 on our trials;

●	the duration of patient follow-up; and

●	the efficacy and safety profile of the product candidates.

In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and fund in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate’s commercial potential.

Because the product candidates are still in clinical and preclinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, we may achieve profitability. Due to the early-stage nature of these programs, we do not track costs on a project-by-project basis. As these programs become more advanced, we intend to track the external and internal cost of each program.

General and Administrative

General and administrative expenses consist primarily of salaries and other staff-related costs, including stock-based compensation for shares of common stock issued and options granted to founders, directors and personnel in executive, commercial, finance, accounting, legal, investor relations, facilities, business development and human resources functions and include vesting conditions.

Other significant general and administrative costs include costs relating to facilities and overhead costs, legal fees relating to corporate and patent matters, litigation, SEC filings, insurance, investor relations costs, fees for accounting and consulting services, and other general and administrative costs. General and administrative costs are expensed as incurred, and we accrue amounts for services provided by third parties related to the above expenses by monitoring the status of services provided and receiving estimates from our service providers and adjusting our accruals as actual costs become known.

It is expected that the general and administrative expenses will increase over the next several years to support our continued research and development activities, manufacturing activities, potential commercialization of our product candidates and the increased costs of operating as a public company. These increases are anticipated to include increased costs related to the hiring of additional personnel, developing commercial infrastructure, fees to outside consultants, lawyers and accountants, and increased costs associated with being a public company, as well as expenses related to services associated with maintaining compliance with Nasdaq listing rules and SEC requirements, insurance and investor relations costs.

Interest Expense

Interest expense consists primarily of interest expense related to debt instruments.

Change in Fair Value of Accrued Issuable Equity

Change in fair value of accrued issuable equity represents the non-cash change in fair value of accrued equity prior to its formal issuance.

Change in Fair Value of Derivative Liabilities

Change in fair value of derivative liabilities represents the non-cash change in fair value of derivative liabilities during the reporting period. Gains resulting from change in fair value of derivative liabilities during the three and six months ended June 30, 2023, were driven by decreases in stock price during the periods, resulting in a lower fair value of the underlying liability.

CONSOLIDATED RESULTS OF OPERATIONS

For the Three Months Ended June 30, 2023 Compared to the Three Months Ended June 30, 2022

	For the Three Months Ended
	June 30,
	2023	2022
Operating Expenses:
Research and development	$789,441	$446,358
Research and development - related parties	131,463	57,336
General and administrative	2,762,076	4,018,154
Total Operating Expenses	3,682,980	4,521,848
Loss From Operations	(3,682,980)	(4,521,848)

Other Income (Expense):
Interest expense	(11,606)	(7,355)
Interest expense - related parties	-	(1,531)
Change in fair value of derivative liabilities	14,417	7,487,538
Change in fair value of accrued issuable equity	-	(17,520)
Total Other Income, Net	2,811	7,461,132
(Loss) Income Before Income Taxes	(3,680,169)	2,939,284
Income tax benefit	-	-
Net (Loss) Income	$(3,680,169)	$2,939,284

Research and Development

We incurred research and development expenses of $789,441 for the three months ended June 30, 2023, compared to $446,358 for the three months ended June 30, 2022, representing an increase of $343,083 or 77%. The change is attributable to a decrease to the R&D Tax credit, which increased expenses in the current period by approximately $200,000, as compared to the prior period, as well as an increase of approximately $120,000 in expenses incurred by Oxford University.

Research and Development – Related Parties

We incurred research and development expenses – related parties of $131,463 for the three months ended June 30, 2023, compared to $57,336 for the three months ended June 30, 2022, representing an increase of $74,127, or 129%. The change is attributable to a decrease to the R&D Tax credit, which increased expenses in the current period by approximately $80,000, as compared to the prior period.

General and Administrative

We incurred general and administrative expenses of $2,762,076 and $4,018,154 for the three months ended June 30, 2023 and 2022, respectively, representing a decrease of $1,256,078 or 31%. The change resulted from decreases in insurance expense, stock-based compensation expense, legal fees and professional fees of approximately $200,000, $200,000, $700,000 and $170,000, respectively.

Other Income, Net

We incurred other income, net of $2,811 and $7,461,132 during the three months ended June 30, 2023 and 2022, respectively, representing a decrease of $7,458,321 or 100%. The change is primarily attributable to the non-cash change in fair value of the Company’s derivative liabilities from the prior period, which decreased by approximately $7.5 million, as described in greater detail under “Part I – Item 1. Financial Statements” in the Notes to Condensed Consolidated Financial Statements in “Note 6 – Derivative Liabilities”.

For the Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

	For the Six Months Ended
	June 30,
	2023	2022
Operating Expenses:
Research and development	$1,367,750	$1,105,297
Research and development - related parties	348,147	105,054
General and administrative	6,770,928	6,987,305
General and administrative - related parties	-	5,261
Total Operating Expenses	8,486,825	8,202,917
Loss From Operations	(8,486,825)	(8,202,917)

Other Income (Expense):
Interest expense	(23,162)	(14,769)
Interest income - related parties	-	3,031
Change in fair value of derivative liabilities	67,740	12,717,652
Change in fair value of accrued issuable equity	-	-
Total Other Income, Net	44,578	12,705,914
(Loss) Income Before Income Taxes	(8,442,247)	4,502,997
Income tax benefit	-	-
Net (Loss) Income	$(8,442,247)	$4,502,997

Research and Development

We incurred research and development expenses of $1,367,750 for the six months ended June 30, 2023, compared to $1,105,297 for the six months ended June 30, 2022, representing an increase of $262,453 or 24%. The change is attributable to a decrease to the R&D Tax credit, which increased the research and development expenses by approximately $460,000, as well as an increase of approximately $120,000 in expenses incurred by Oxford University. These increases were offset by reductions in salaries and bonuses of approximately $300,000 due to reductions/terminations.

Research and Development – Related Parties

We incurred research and development expenses – related parties of $348,147 for the six months ended June 30, 2023, compared to $105,054 for the six months ended June 30, 2022, representing an increase of $243,093, or 231%. The change is attributable to a decrease to the R&D Tax credit, which increased the research and development expenses by approximately $200,000, as well as an increase of approximately $100,000 in consulting fees. These increases were offset by a reduction in stock-based compensation of approximately $60,000.

General and Administrative

We incurred general and administrative expenses of $6,770,928 and $6,987,305 for the six months ended June 30, 2023 and 2022, respectively, representing a decrease of $216,377 or 3%. The change resulted from a reduction in insurance expense of approximately $450,000, offset by an increase of $270,000 in salaries and compensation expenses.

Other Income (Expenses), Net

We incurred other income, net of $44,578 and $12,705,914 during the six months ended June 30, 2023 and 2022, respectively, representing a decrease in other income of approximately $12,661,337 or 100%. The change is primarily attributable to the non-cash change in fair value of the Company’s derivative liabilities from the prior period, which decreased by approximately $12.7 million, as described in greater detail under “Part I – Item 1. Financial Statements” in the Notes to Condensed Consolidated Financial Statements in “Note 6 – Derivative Liabilities”.

Liquidity and Capital Resources

As of June 30, 2023 and December 31, 2022, we had cash balances of $2,008,606 and $6,970,110, respectively, and working capital (deficit) of ($1,338,783) and $3,270,608, respectively, largely due to a decrease in cash.

For the six months ended June 30, 2023 and 2022, cash used in operating activities was $6,986,734 and $5,604,464, respectively. Our cash used in operations for the six months ended June 30, 2023 was primarily attributable to our net loss of $8,442,247, adjusted for non-cash expenses in the aggregate amount of $1,091,313 as well as $364,200 of net cash provided by changes in the levels of operating assets and liabilities. Our cash used in operations for the six months ended June 30, 2022 was primarily attributable to our net income of $4,502,997, adjusted for non-cash income in the aggregate amount of $11,052,336, as well as $944,905 of net cash provided by changes in the levels of operating assets and liabilities.

For the six months ended June 30, 2023 and 2022, cash provided by (used in) financing activities was $1,992,463 and ($1,009,763), respectively. Cash provided by financing activities during the six months ended June 30, 2023 was due to net proceeds of $2,720,005 from the April 2023 Offering, partially offset by the repayment of loans in the aggregate amount of $727,542. Cash used in financing activities during the six months ended June 30, 2022 was due to repayments of loans in the amount of $1,009,763.

Our product candidates may never achieve commercialization and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. As a result, until such time, if ever, as we are able to generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financing or other capital sources, including potentially collaborations, licenses and other similar arrangements, which may not be available on favorable terms, if at all. The sale of additional equity or debt securities, if accomplished, may result in dilution to our then stockholders. Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research and development services, license payments or milestone obligations that may arise, laboratory and related supplies, clinical costs, potential manufacturing costs, legal and other regulatory expenses and general overhead costs.

Our material cash requirements and time periods of such requirements from known contractual and other obligations include milestone and royalty payments related to license agreements with Oxford University and Yissum, payments related to D&O insurance, payments to consultants and payments related to outside consulting firms, such as legal counsel, auditors, accountants, etc. These cash requirements, in the aggregate, are expected to amount to approximately $5,000,000 for the remainder of 2023 and $27,000,000 for years 2024 through 2027.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or committed sources of capital. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.

We have not yet achieved profitability and expect to continue to incur cash outflows from operations. It is expected that our research and development and general and administrative expenses will continue to increase and, as a result, we will need to raise additional capital to fund our operations. If we are unable to obtain adequate funds on reasonable terms, we may be required to significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms. Our operating needs include the planned costs to operate our business, including amounts required to fund working capital and capital expenditures. As of June 30, 2023, the conditions outlined above indicated that there was a substantial doubt about our ability to continue as a going concern within one year after the financial statement issuance date. However, in August 2021, July 2022, December 2022, April 2023 and August 2023, the Company raised additional capital of approximately $13.9 million, $6.0 million, $5.5 million, $3.0 million and $3.0 million, respectively, and with current cash on hand of approximately $1.0 million as of August 11, 2023, the Company expects to be able to continue as a going concern through August 2024.

Our condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the condensed consolidated financial statements do not necessarily purport to represent realizable or settlement values. The condensed consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Recent Financing Transactions

April 2023 Offering

On April 5, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers, pursuant to which the Company agreed to sell an aggregate of 400,000 shares of common stock, pre-funded warrants to purchase up to an aggregate of 1,170,860 shares of common stock, and common stock warrants to purchase up to an aggregate of 1,570,680 shares of common stock, at a combined purchase price of $1.91 per share and warrant. Aggregate gross proceeds from the April 2023 Offering were approximately $3,000,000, and the April 2023 Offering closed on April 10, 2023.

The April 2023 Pre-Funded Warrants have an exercise price equal to $0.0001, are immediately exercisable and are subject to customary anti-dilution adjustments for stock splits or dividends or other similar transactions. The exercise price of the April 2023 Pre-Funded Warrants will not be subject to adjustment as a result of subsequent equity issuances at effective prices lower than the then-current exercise price. The April 2023 Pre-Funded Warrants are exercisable until they are exercised in full. The April 2023 Pre-Funded Warrants are subject to a provision prohibiting the exercise of such April 2023 Pre-Funded Warrants to the extent that, after giving effect to such exercise, the holder of such April 2023 Pre-Funded Warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.99% of the Company’s outstanding common stock (which may be increased or decreased, with 61 days prior written notice by the holder). Although the April 2023 Pre-Funded Warrants have a tender offer provision, the April 2023 Pre-Funded Warrants were determined to be equity-classified because they met the limited exception in the case of a change-in-control. Because the April 2023 Pre-Funded Warrants are equity-classified, the placement agent fees and offering expenses will be accounted for as a reduction of additional paid in capital.

The April 2023 Common Warrants have an exercise price equal to $1.78 per share, were immediately exercisable upon the closing of the April 2023 Offering (“the Initial Exercise Date”) and are subject to customary anti-dilution adjustments for stock splits or dividends or other similar transactions. The exercise price of the April 2023 Common Warrants will not be subject to adjustment as a result of subsequent equity issuances at effective prices lower than the then-current exercise price. The April 2023 Common Warrants are exercisable for 5.5 years following the Initial Exercise Date. The April 2023 Common Warrants are subject to a provision prohibiting the exercise of such April 2023 Common Warrants to the extent that, after giving effect to such exercise, the holder of such April 2023 Common Warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% of the Company’s outstanding common stock (which may be increased or decreased, with 61 days prior written notice by the holder). Although the April 2023 Common Warrants have a tender offer provision, the April 2023 Common Warrants were determined to be equity-classified because they met the limited exception in the case of a change-in-control. Because the April 2023 Common Warrants are equity-classified, the placement agent fees and offering expenses will be accounted for as a reduction of additional paid in capital.

To date, all of the 1,170,860 April 2023 Pre-Funded Warrants have been exercised and none of the 1,570,680 April 2023 Common Warrants have been exercised.

August 2023 Offering

Subsequent to the current period, on August 9, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers, pursuant to which the Company agreed to sell an aggregate of 666,925 shares of common stock, pre-funded warrants to purchase up to an aggregate of 3,948,460 shares of common stock, and common stock warrants to purchase up to an aggregate of 4,615,385 shares of common stock, at a combined purchase price of $0.65 per share and warrant. Aggregate gross proceeds from the August 2023 Offering were approximately $3.0 million and the August 2023 Offering closed on August 14, 2023.

The August 2023 Pre-Funded Warrants have an exercise price equal to $0.0001, are immediately exercisable and are subject to customary anti-dilution adjustments for stock splits or dividends or other similar transactions. The exercise price of the August 2023 Pre-Funded Warrants will not be subject to adjustment as a result of subsequent equity issuances at effective prices lower than the then-current exercise price. The August 2023 Pre-Funded Warrants are exercisable until they are exercised in full. The August 2023 Pre-Funded Warrants are subject to a provision prohibiting the exercise of such August 2023 Pre-Funded Warrants to the extent that, after giving effect to such exercise, the holder of such August 2023 Pre-Funded Warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.99% of the Company’s outstanding common stock (which may be increased or decreased, with 61 days prior written notice by the holder).

The August 2023 Common Warrants have an exercise price equal to $0.65 per share, are immediately exercisable upon the closing of the August 2023 Offering (the “Initial Exercise Date”) and are subject to customary anti-dilution adjustments for stock splits or dividends or other similar transactions. The exercise price of the August 2023 Common Warrants will not be subject to adjustment as a result of subsequent equity issuances at effective prices lower than the then-current exercise price. The August 2023 Common Warrants are exercisable for 5 years following the Initial Exercise Date. The August 2023 Common Warrants are subject to a provision prohibiting the exercise of such August 2023 Common Warrants to the extent that, after giving effect to such exercise, the holder of such August 2023 Common Warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% of the Company’s outstanding common stock (which may be increased or decreased, with 61 days prior written notice by the holder).

Critical Accounting Policies and Estimates

The Company’s condensed consolidated financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of its assets, liabilities, revenue and expenses. The Company has identified certain policies and estimates as critical to its business operations and the understanding of its past or present results of operations related to intangible assets and in-process research and development. These policies and estimates are considered critical because they had a material impact, or they have the potential to have a material impact, on the Company’s condensed consolidated financial statements and because they require management to make significant judgments, assumptions or estimates. The Company believes that the estimates, judgments and assumptions made when accounting for the items described below were reasonable, based on information available at the time they were made. However, actual results may differ from those estimates, and these differences may be material.

Intangible Assets and In-Process Research and Development (“IPR&D”)

As of December 31, 2022, the carrying amount of the IP R&D assets on the balance sheet was $12,405,084 (which consists of carrying value of $1,462,084 and $10,943,000 related to the Company’s CBR Pharma subsidiary and its 180 LP subsidiary, respectively). Per the valuation obtained from a third party as of year-end, the fair market value of the Company’s IP R&D assets was determined to be $9,063,000 (which consists of fair market values of $0 and $9,063,000 related to the Company’s CBR Pharma subsidiary and 180 LP subsidiary, respectively). As of this measurement date, the carrying value of the CBR Pharma and 180 LP subsidiaries’ assets exceeded their fair market values by $1,462,084 and $1,880,000, respectively. As such, management determined that the consolidated IP R&D assets were impaired by $3,342,084, and in order to recognize the impairment, the Company recorded a loss for this amount during the fourth quarter of 2022, which appears as a loss on impairment of IP R&D assets on the income statement. This reduced the IP R&D asset balances of its CBR Pharma subsidiary and its 180 LP subsidiary to zero and $9,063,000, respectively, as of December 31, 2022; the total consolidated IP R&D asset balance is $9,063,000 after impairment.

As of June 30, 2023, the carrying amount of the IP R&D assets on the balance sheet was $9,063,000 (which consists of a balance related to the Company’s 180 LP subsidiary); the Company typically assesses asset impairment on an annual basis unless a triggering event or other facts or circumstances indicate that evaluation should be performed at an earlier date. At the end of the current period, the Company assessed general economic conditions, industry and market considerations, the Company’s financial performance and all relevant legal, regulatory, and political factors that might indicate the possibility of impairment and concluded that, when these factors were collectively evaluated, it is more likely than not that the asset is not impaired. The Company and its management will continue to perform intangible assets and IP R&D assets impairment testing on an annual basis, or as needed if there are changes to the composition of its reporting unit or facts or circumstances are present which indicate the possibility of impairment.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Pursuant to Item 305(e) of Regulation S-K (§ 229.305(e)), the Company is not required to provide the information required by this Item as it is a “smaller reporting company,” as defined by Rule 229.10(f)(1).

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We have established and maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed with the SEC pursuant to the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) (principal executive officer) and Chief Financial Officer (CFO) (principal accounting/financial officer), as appropriate, to allow timely decisions regarding required disclosures.

The Company’s management evaluated, with the participation of our principal executive officer and principal financial and accounting officer, the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of the end of the period covered by this Report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on their evaluation, our principal executive officer and principal financial and accounting officer concluded that, as of June 30, 2023, our disclosure controls and procedures were not effective to provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial and accounting officer, as appropriate, to allow timely decisions regarding required disclosures as of June 30, 2023.

Management’s evaluation was based on the following material weaknesses in our internal control over financial reporting which existed as of December 31, 2022, and which continue to exist, as discussed in the Company’s Annual Report on Form 10-K:

●	Ineffective controls: The Company’s review and control procedures did not operate at the appropriate level of precision to detect an error in fair value of warrants related to a one-time reverse stock split and the fair value of IP R&D assets.

A material weakness is a control deficiency or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As a company with limited accounting resources, a significant amount of management’s time and attention has been and will be diverted from our business to ensure compliance with these regulatory requirements.

Our management plans to establish procedures to monitor and evaluate the effectiveness of our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing necessary enhancements or improvements. Management expects to complete its assessment of the design and operating effectiveness of its internal controls over financial reporting during the second half of 2023. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Remediation Plan

Management continues to take steps to develop and enhance its internal controls over financial reporting, and has implemented the following controls to remediate the material weakness which existed as of December 31, 2022 (as noted in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022) beginning in Q1 of 2023, including:

●	Implement an analysis of fluctuations and variances on a quarterly basis for the Income Statement which would detect material movements in account balances from both a dollar amount and percentage change perspective and research any differences over a defined threshold.

●	Implement an additional layer of review over the SEC reporting process and ensure that the overall financial statements and preparation are subject to concurring review by a member of the SEC reporting team other than the SEC reporting manager.

Management will consider the material weakness which existed as of December 31, 2022 to be fully remediated once the controls have been operating effectively for sufficient contiguous reporting periods, and after Management has validated the effective operation of the controls through testing.

Inherent Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the three months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may be a party to litigation that arises in the ordinary course of our business. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We believe the ultimate resolution of any such current proceeding will not have a material adverse effect on our continued financial position, results of operations or cash flows.

Such current litigation or other legal proceedings are described in, and incorporated by reference in, this “Item 1. Legal Proceedings” of this Form 10-Q from, “Part I – Item 1. Financial Statements” in the Notes to Condensed Consolidated Financial Statements in “Note 8 – Commitments and Contingences”, under the heading Legal Matters. The Company believes that the resolution of currently pending matters will not individually or in the aggregate have a material adverse effect on our financial condition or results of operations. However, assessment of the current litigation or other legal claims could change in light of the discovery of facts not presently known to the Company or by judges, juries or other finders of fact, which are not in accord with management’s evaluation of the possible liability or outcome of such litigation or claims.

Additionally, the outcome of litigation is inherently uncertain. If one or more legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s financial condition and operating results for that reporting period could be materially adversely affected.

Item 1A. Risk Factors.

There have been no material changes from the risk factors previously disclosed in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Commission on March 31, 2023, under the heading “Risk Factors”, except as discussed below, which risk factors in the Annual Report on Form 10-K, and below, investors should review prior to making an investment in the Company. The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described in the Form 10-K for the year ended December 31, 2022, under “Risk Factors” and below, any one or more of which could, directly or indirectly, cause the Company’s actual financial condition and operating results to vary materially from past, or from anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect the Company’s business, financial condition, operating results and stock price.

Our outstanding options and warrants may adversely affect the trading price of our securities.

As of August 14, 2023, we had (i) outstanding stock options to purchase an aggregate of 147,956 shares of common stock at a weighted average exercise price of $85.20 per share; (ii) outstanding pre-funded warrants to purchase 3,948,460 shares of common stock; and (iii) outstanding warrants to purchase 9,621,793 shares of common stock at a weighted average exercise price of $11.64 per share (when not including the pre-funded warrants). For the life of the options and warrants, the holders have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. The issuance of shares upon the exercise of outstanding securities will also dilute the ownership interests of our existing stockholders.

The availability of these shares for public resale, as well as any actual resales of these shares, could adversely affect the trading price of our common stock. We cannot predict the size of future issuances of our common stock pursuant to the exercise of outstanding options or warrants or conversion of other securities, or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

In addition, the common stock issuable upon exercise/conversion of outstanding convertible securities may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of our stock will decrease, and any additional shares which stockholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb shares sold by holders of our outstanding convertible securities, then the value of our common stock will likely decrease.

A significant number of our shares are eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. Most of our common stock is available for resale in the public market, including (a) options to purchase 147,956 shares of common stock with a weighted average exercise price of $85.20 per share; (b) pre-funded warrants to purchase 3,948,460 shares of common stock; and (c) warrants to purchase 9,621,793 shares of common stock with a weighted average exercise price of $11.64 per share. If a significant number of shares were sold, such sales would increase the supply of our common stock, thereby potentially causing a decrease in its price. Some or all of our shares of common stock may be offered from time to time in the open market pursuant to effective registration statements and/or compliance with Rule 144, which sales could have a depressive effect on the market for our shares of common stock. Subject to certain restrictions, a person who has held restricted shares for a period of six months may generally sell common stock into the market. The sale of a significant portion of such shares when such shares are eligible for public sale may cause the value of our common stock to decline in value.

Provisions of certain outstanding warrants could discourage an acquisition of us by a third party.

Provisions of certain outstanding warrants could make it more difficult or expensive for a third party to acquire us. Certain outstanding warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under each of the outstanding warrants issued in connection with the July 2022 Offering, the December 2022 Offering, the April 2023 Offering and August 2023 offering (each as defined and/or discussed herein), respectively. Further, such outstanding warrants provide that, in the event of certain transactions constituting “fundamental transactions,” with some exception, holders of such warrants will have the right, at their option, to require us to repurchase such warrants at a price described in the applicable warrants (based on the Black Scholes Value of such warrants). These and other provisions of the Warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to stockholders.

Future sales and issuances of our common stock or rights to purchase common stock, could result in additional dilution to our stockholders and could cause the price of our common stock to decline.

We may issue additional common stock, convertible securities, or other equity in the future. We also issue common stock to our employees, directors, and other service providers pursuant to our equity incentive plans. Such issuances could be dilutive to investors and could cause the price of our common stock to decline. New investors in such issuances could also receive rights senior to those of current stockholders.

Future sales of our common stock could cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. Up to $125,000,000 in total aggregate value of securities have been registered by us on a “shelf” registration statement on Form S-3 that we filed with the Commission on June 3, 2022, and which was declared effective on June 24, 2022. However, as of August 14, 2023, our public float was less than $75 million, and under SEC regulations for so long as our public float remains less than $75 million, the amount we can raise through primary public offerings of securities in any twelve-month period using our shelf registration statement on Form S-3 is limited to an aggregate of one-third of our public float. At such time as our public float again exceeds $75 million, the number of securities we may sell under a Form S-3 registration statement will no longer be limited by such rules. Additionally, if our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly. The market price for shares of our common stock may drop significantly when such securities are sold in the public markets. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Recent Sales of Unregistered Securities

There have been no sales of unregistered securities during the quarter ended June 30, 2023, and for the period from July 1, 2023, to the filing date of this report which have not previously been reported in a Current Report on Form 8-K.

* * * * *

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 3. Defaults upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit No.	Description	Filed/ Furnished Herewith	Form	File No.	Exhibit	Filing Date
1.1	Placement Agent Agreement, dated April 5, 2023, between 180 Life Sciences Corp. and A.G.P./Alliance Global Partners		8-K	001-38105	10.1	4/10/2023
4.1	Form of Pre-Funded Warrant (April 2023 Offering)		8-K	001-38105	4.1	4/10/2023
4.2	Form of Common Warrant (April 2023 Offering)		8-K	001-38105	4.2	4/10/2023
10.1+	Securities Purchase Agreement, dated April 5, 2023, by and between 180 Life Sciences Corp. and the Purchaser		8-K	001-38105	10.1	4/10/2023
10.2	Warrant Agent Agreement for Pre-Funded Warrants, dated April 10, 2023 by and between 180 Life Sciences Corp. and Continental Stock Transfer & Trust Company		8-K	001-38105	10.2	4/10/2023
10.3	Warrant Agent Agreement for Common Warrants, dated April 10, 2023 by and between 180 Life Sciences Corp. and Continental Stock Transfer & Trust Company		8-K	001-38105	10.3	4/10/2023
10.4	Form of Lock-Up Agreement (April 2023 Offering)		8-K	001-38105	10.4	4/10/2023
10.5#	Third Amendment to Employment Agreement dated April 27, 2023 and effective as of January 1, 2023, between 180 Life Sciences Corp. and James N. Woody, M.D., Ph.D.		8-K	001-38105	10.1	4/28/2023
10.6#	Third Amendment to Employment Agreement dated April 27, 2023 and effective as of January 1, 2023, between 180 Life Sciences Corp. and Ozan Pamir		8-K	001-38105	10.2	4/28/2023
10.7#	Third Amendment to Employment Agreement dated April 27, 2023 and effective as of January 1, 2023, between 180 Life Sciences Corp. and Jonathan Rothbard, Ph.D.		8-K	001-38105	10.3	4/28/2023
10.8	Amendment No. 1 to Common Stock Purchase Warrant between 180 Life Sciences Corp. and the warrant holder, dated April 5, 2023		10-Q	001-38105	10.11	5/15/2023
10.9	Amended and Corrected Third Amendment to Employment Agreement dated May 9, 2023, between 180 Life Sciences Corp. and Ozan Pamir		10-Q	001-38105	10.12	5/15/2023
10.10#	First Amended and Restated 180 Life Sciences Corp. 2022 Omnibus Incentive Plan		8-K	001-38105	10.2	7/10/2023
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act	X
31.2*	Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act	X
32.1**	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act	X
32.2**	Certification of Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act	X
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	X
101.SCH*	Inline XBRL Taxonomy Extension Schema	X
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase	X
101.DEF*	Inline XBRL Definition Linkbase Document	X
101.LAB*	Inline XBRL Taxonomy Label Linkbase	X
101.PRE*	Inline XBRL Definition Linkbase Document	X
104*	Inline XBRL for the cover page of this Quarterly Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set	X

*	Filed herewith.

**	Furnished herewith.

#	Indicates management contract or compensatory plan or arrangement.

+	Pursuant to Item 601(a)(5) of Regulation S-K, schedules have been omitted and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

180 LIFE SCIENCES CORP.

Date: August 15, 2023	By:	/s/ James N. Woody, M.D., Ph.D.
James N. Woody, M.D., Ph.D., Chief Executive Officer (Principal Executive Officer)

Date: August 15, 2023	By:	/s/ Ozan Pamir
Ozan Pamir Chief Financial Officer (Principal Financial and Accounting Officer)